UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person	Issuer Name and Ticker or Trading Symbol Waste Connections Inc. / WCNX						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___X_Director ______10% Owner ___X_Officer (give ______Other (specify title below) below) _Chairman, President and C.E.O.
Mittelstaedt, Ronald J. (Last) (First) (Middle)	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		Statement for Month/Year February 2001
620 Coolidge Drive, Suite 350 (Street)			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
Folsom, CA 95630 (City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)	6. Date Exer- cisable and Expiration Date (Month/Day/ Year).	7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)	8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Forward Purchase Agreement (obligation to sell)	(1)	2/28/01	J(1)	1	2/28/03	2/28/03	Common Stock	60,000	(1)	1	D	N/A
Forward Purchase Agreement (obligation to sell)	(2)	2/28/01	J(2)	1	2/28/04	2/28/04	Common Stock	60,000	(2)	1	D	N/A

Explanation of Responses:

(1) On February 28, 2001, the reporting person entered into a forward purchase agreement (the "Agreement") with a securities broker, under which the reporting person agreed to sell up to 60,000 shares of Common Stock to the broker on February 28, 2003. The reporting person was paid cash by the broker on February 28, 2001, in an amount equal to the present value of the minimum aggregate sale price for the shares (60,000 shares x $26.80 per share) on the maturity date, as specified in the Agreement. The number of shares sold at maturity depends on the stock price on that date. If the stock price on the maturity date is less than $26.80, the reporting person must transfer 60,000 shares to the broker. If the stock price at maturity is equal to or greater than $26.80 but less than $40.95, the reporting person must transfer a number of shares equal to 60,000 x ($26.80/stock price at maturity). If the stock price at maturity is $40.95 or greater, the reporting person must transfer a number of shares equal to 60,000 x (1 - ($40.95 - $26.80)/stock price at maturity).

(2) On February 28, 2001, the reporting person entered into a forward purchase agreement (the "Agreement") with a securities broker, under which the reporting person agreed to sell up to 60,000 shares of Common Stock to the broker on February 28, 2004. The reporting person was paid cash by the broker on February 28, 2001, in an amount equal to the present value of the minimum aggregate sale price for the shares (60,000 shares x $26.80 per share) on the maturity date, as specified in the Agreement. The number of shares sold at maturity depends on the stock price on that date. If the stock price on the maturity date is less than $26.80, the reporting person must transfer 60,000 shares to the broker. If the stock price at maturity is equal to or greater than $26.80 but less than $48.04, the reporting person must transfer a number of shares equal to 60,000 x ($26.80/stock price at maturity). If the stock price at maturity is $48.04 or greater, the reporting person must transfer a number of shares equal to 60,000 x (1 - ($48.04 - $26.80)/stock price at maturity).

/s/ Ronald J. Mittelstaedt March 9, 2001

**Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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